BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

June 4, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Funds Trust (File Nos. 333-188060 and 811-03578)
Aquila Municipal Trust (File Nos. 333-188056 and 811-04503)
Registration Statements on Form N-14 and Revised Preliminary Proxy Statements

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Anu Dubey of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) regarding the proxy/registration statements on Form N-14 filed by Aquila Funds Trust and Aquila Municipal Trust (each, a “Registrant”) on April 22, 2013 and the revised preliminary proxy statements filed by the Registrants on May 16, 2013.  Following are the Staff’s comments and the Registrant’s responses thereto:

I.	Staff Comment Regarding the Revised Preliminary Proxy Statements.

Comment:
The Staff requested that the proposed changes to the provisions of each Registrant’s Declaration of Trust regarding number of trustees be presented as a separate proposal.  The Staff requested that the proposed change to the provision regarding series and classes be grouped with the proposal regarding termination or presented as a separate proposal.

Response:	The Registrants have revised each proxy statement to address the Staff’s comments.

II.	Staff Comments Regarding Form N-14 Proxy/Registration Statements.

1.	Question and Answers.

a. Comment:
The Staff requested that the Registrants add a question and answer addressing the fact that each Fund’s operating expenses are anticipated to increase in the first year following the Fund’s Reorganization as a result of expenses attributable to the Reorganization.

Response:	The Registrants have added disclosure to address the Staff’s comment.

b. Comment:
The Staff noted that the second question and answer, which addresses why shareholders are being asked to vote on the proposal, states that each Fund’s Board of Trustees believes the Fund’s Reorganization is in shareholders’ best interests.  The Staff requested that the Registrants add disclosure to the answer to indicate why the Board of Trustees believes the Reorganization is in the shareholders’ best interests.

Response:	The Registrants have revised the disclosure to address the Staff’s comment.

2.	Cover Page.

Comment:	The Staff requested that the Registrants confirm that the cover page to the Proxy Statement/Prospectus includes the disclosure required by Form N-14.

Response:	The Registrants have revised the Proxy Statement/Prospectus to confirm that the cover page includes the disclosure required by Form N-14.

3.	Introduction and Background for the Reorganizations.

a. Comment:
The Staff noted that the Registrants attach a form of Agreement and Plan of Reorganization as Exhibit A.  The Staff requested that the Registrants include as exhibits a separate form of Agreement and Plan of Reorganization for each Reorganization.

Response:	The Registrants have revised the Proxy Statement/Prospectus to include as exhibits a separate form of Agreement and Plan of Reorganization for each Reorganization.

b. Comment:
The Staff requested that the Registrants revise the footnote on page 3 of the Aquila Municipal Trust Proxy Statement/Prospectus to clarify that Class I shares of Aquila Tax-Free Fund of Colorado and Aquila Tax-Free Fund For Utah are not offered by the Proxy Statement/Prospectus.

Response:	Aquila Municipal Trust has revised the footnote referenced by the Staff to address the Staff’s comment.

c. Comment:
The Staff noted that Registrants indicate in the disclosure regarding “Reasons for the Reorganization” that the Funds may realize certain economies as a result of the Reorganizations.  The Staff requested that the Registrants revise any discussion of possible economies that may result from the Reorganizations to also note that Fund operating expenses are anticipated to remain the same or increase in the first year following the Fund’s Reorganization as a result of expenses attributable to the Reorganization.

Response:	The Registrants have revised the disclosure to address the Staff’s comment.

d. Comment:
The Staff requested that the Registrants move the disclosure under “Why Do Your Fund’s Trustees Recommend the Reorganization of Your Fund?” which notes that Fund operating expenses are anticipated to increase in the first year following the Reorganization to a separate heading titled “How Will Your Fund’s Expenses Change as a Result of the Reorganization of Your Fund?”

Response:	The Registrants have revised the disclosure to address the Staff’s comment.

4.	Fee Tables.

Comment:	The Staff requested that the Registrant revise each fee table to add the heading “Shareholder Fees (fees paid directly from your investment)” in accordance with Item 3 of Form N-1A.

Response:	The Registrants have revised the disclosure to address the Staff’s comment.

5.	Average Annual Total Return Tables.

Comment:
The Registrant requested that the Registrants revise the disclosure following each table to note that after-tax returns are calculated using the highest individual Federal marginal income and capital gains tax rates in effect at the time of each distribution and redemption, but do not reflect state and local taxes.

Response:	The Registrants have revised the disclosure to address the Staff’s comment.

6.	Amended and Restated Declaration of Trust.

a. Comment:
The Staff requested that the Registrants add disclosure to the summary section and the section comparing differences between each Fund’s current Declaration of Trust and the Amended and Restated Declaration of Trust to highlight that the changes to each Fund’s current Declaration of Trust are subject to approval by shareholders of Tax-Free Trust of Arizona or Aquila Three Peaks High Income Fund, as applicable, and may or may not be adopted.

Response:	The Registrants have added disclosure to address the Staff’s comment.

b. Comment:
The Staff requested that the Registrants mark the form of Amended and Restated Declaration of Trust provided as an exhibit to each Proxy Statement/Prospectus to show changes from the current form of Declaration of Trust, or explain in their response why it would not be useful to shareholders to do so.

Response:
The Registrants believe that providing a marked version of the Declaration of Trust would not be useful to shareholders because, if the Declaration of Trust were marked to show changes as requested by the Staff, substantially all of the Declaration of Trust would appear in marked form.  Accordingly, a marked form of Declaration of Trust would be very difficult, if not impossible, for shareholders to read, and would not assist shareholders in identifying or understanding the changes to the Declaration of Trust discussed in the Proxy Statement/Prospectus.

7.	Fundamental Investment Policies.

a. Comment:
The Staff requested that the Registrants confirm that each Fund’s fundamental investment policies will be revised to reflect the forms of fundamental investment policies included in the revised preliminary proxy statements filed by the Registrants with respect to Tax-Free Trust of Arizona and Aquila Three Peaks High Income Fund.

Response:
The Registrants confirm that they have revised the Funds’ fundamental investment policies to reflect the forms of fundamental investment policies included in the revised preliminary proxy statements filed by the Registrants with respect to Tax-Free Trust of Arizona and Aquila Three Peaks High Income Fund.

b. Comment:
The Staff requested that Aquila Municipal Trust revise the disclosure on page 79 of the Proxy Statement/Prospectus regarding permitted fund investments to clarify that each Fund will continue to have a fundamental 80% investment policy.

Response:	The Registrants have revised the disclosure to address the Staff’s comment.

c. Comment:
The Staff requested that the Registrants add the following italicized language to the disclosure in the Proxy Statement/Prospectus and Statement of Additional Information regarding each Fund’s concentration policy in order to clarify that the policy regarding concentration will be interpreted to permit investment without limitation in tax-exempt securities of state, territory, possession or municipal governments and their authorities, agencies instrumentalities or political subdivisions.

Response:	The Registrants have added the disclosure requested by the Staff.

d. Comment:
The Staff noted that the Registrants state in the Statement of Additional Information that “the SEC Staff has taken the position that investment in 25% or more of a Fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration.”  The Staff noted that the position referenced by the Registrants is stated in Form N-1A and is thus a position of the SEC rather than the Staff.

Response:	The Registrants have revised the disclosure to address the Staff’s comment.

8.	Distribution and Purchase Policies.

Comment:
The Staff requested that the Registrants add disclosure to the summary section per Item 3(b) of Form N-14 to clarify that no changes to the distribution and purchase procedures and exchange rights of each Fund will result from the Fund’s Reorganization.

Response:	The Registrants have added disclosure to address the Staff’s comment.

9.	Tax Consequences.

Comment:
The Staff requested that the Registrants confirm that a discussion of the primary federal tax and other consequences of the proposed transaction to the security holders is included in the summary section of the Proxy Statement/Prospectus per Item 3(b) of Form N-14.

Response:
The Registrants confirm that a discussion of the primary federal tax and other consequences of the proposed transaction to the security holders is included in the summary section of the Proxy Statement/Prospectus.

10.	Principal Investment Strategies - Tax-Free Fund For Utah.

Comment:
The Staff requested that the Registrant revise the disclosure in the first paragraph of the comparison of the principal investment strategies of Tax-Free Fund For Utah and Aquila Tax-Free Fund For Utah to clearly explain that obligations issued by other states in which each Fund invests for purposes of satisfying its 80% test are exempt from Utah individual income tax.

Response:	The Registrants have revised the disclosure to address the Staff’s comment.

11.	Tax Status of the Reorganizations.

Comment:
The Staff noted that the Registrants state that “the holding period of shares you receive in the Reorganization will include the period during which you held the shares of your Fund that you surrender in the exchange, provided that you hold the shares of your Fund as capital assets on the date of the exchange.”  The Staff requested that the Registrants add disclosure to clarify the relevance to shareholders of holding Fund shares as capital assets.

Response:	The Registrants have added disclosure to address the Staff’s comment.

12.	Other Investment Practices, Securities and Risks of the Funds.

Comment:	The Staff requested that, to the extent possible, the Registrants distinguish between the principal and non-principal investment strategies and risks of the Funds in the disclosure.

Response:	The Registrants have added disclosure to address the Staff’s comment.

13.	Outstanding Shares.

Comment:
The Staff requested that the Registrant disclose the net asset value per share of each Fund as of the record date in proximity to the disclosure regarding outstanding shares of each class of each Fund.

Response:	The Registrants have added disclosure to address the Staff’s comment.

14.	Statement of Additional Information.

a Comment:
The Staff noted that the discussion regarding segregation requirements with respect to futures and options transactions addresses such requirements only as they apply to transactions in which physical delivery of the underlying security is not permitted.  The Staff requested that the Registrant confirm that the disclosure reflects segregation requirements applicable to the futures and options transactions in which the Funds are permitted to engage.

Response:	The Registrants have revised the disclosure to address the Staff’s comment.

b. Comment:	The Staff requested that the Registrants confirm that they disclose each Fund’s dividend paying agent in accordance with Item 19(h)(2) of Form N-1A.

Response:	The Registrants have revised the disclosure to address the Staff’s comment.

15.	Opinions.

a. Comment:	The Staff noted that the form of legality opinion states that:

“We note that the resolutions of the Board of Trustees of the Trust adopted on March 3, 2013, as attached to the certificate referenced in subparagraph (c) above and reviewed by us in connection with rendering this opinion, are in draft form, and we have assumed for the purposes of this opinion that the resolutions will be finalized and incorporated into minutes of such meeting and approved by the Trust’s Trustees, prior to the issuance of the Acquiring Fund Shares, in substantially the form attached to such certificate.”

The Staff asked the Registrants to explain why, in giving the opinion, it is necessary to assume that the resolutions will be finalized.

Response:
The Registrants note that the Acquiring Fund Shares will be issued pursuant to the resolutions as presented in the minutes of the Board of Trustees meeting.  The Registrants note that, as indicated in the opinion, such Board minutes had not yet been approved by the Board of Trustees at the time of the issuance of the opinion and, accordingly, it was necessary to base the opinion on draft form of resolutions.  The Registrants note that that language referenced by the Staff reflects that the final resolutions presented in the minutes approved by the Board of Trustees may contain differences from the draft form of resolutions.

b. Comment:
The Staff noted that the form of legality opinion assumes that each Registrant’s Declaration of Trust will not have been amended, modified or withdrawn on the date of issuance of such Acquiring Fund Shares.  The Staff asked the Registrants to confirm that this assumption is correct, noting that the Form N-14 discloses that it is anticipated that the Amended and Restated Declaration of Trust will go into effect for each Registrant at the time of the Reorganizations.

Response:
The Registrants note that each Registrant’s current form of Declaration of Trust will continue to be in effect at the time of the closing of the Reorganizations and the issuance of the Acquiring Fund Shares, and that the Amended and Restated Declaration of Trust will go into effect following the closing of the Reorganizations.  The Registrants have revised the Form N-14 disclosure to clarify that it is anticipated that the Amended and Restated Declaration of Trust will go into effect following the closing of the Reorganizations.

c. Comment:
The Staff noted that the form of legality opinion assumes that “the Agreement and Plan of Reorganization and the issuance of the Acquiring Fund Shares will have been approved by the requisite vote of the shareholders of the Acquiring Fund and the Target Fund as is set forth in the Registration Statement.”  The Staff noted that the form of legality opinion which each Registrant will file as an exhibit to Form N-1A should not contain that assumption.

Response:	The Registrants confirm that the form of legality opinion which each Registrant will file as an exhibit to Form N-1A will not contain the assumption referenced by the Staff.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:           Diana P. Herrmann
Charles E. Childs, III
Roger P. Joseph
Toby R. Serkin

Aquila Funds Trust
Aquila Municipal Trust
380 Madison Avenue, Suite 2300
New York, New York 10017

June 4, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Form N-14s and Preliminary Proxy Statements:
Aquila Funds Trust (File Nos. 333-188060 and 811-03578)
Aquila Municipal Trust (File Nos. 333-188056 and 811-04503)

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the preliminary proxy statements and proxy/registration statements on Form N-14 filed by Aquila Funds Trust and Aquila Municipal Trust (each, a “Registrant”) on April 22, 2013 and May 16, 2013, each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Sincerely,

    Aquila Funds Trust
    Aquila Municipal Trust

    By: /s/ Charles E. Childs, III
Name:    Charles E. Childs, III
Title:      Secretary